As filed with the Securities and Exchange Commission on August 18, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------
                                 SCHEDULE 14D-9
                                 Amendment No. 9

                      Solicitation/Recommendation Statement
                          Under Section 14(D)(4) of the
                         Securities Exchange Act of 1934
                           ---------------------------

                                BAAN COMPANY N.V.
                            (Name of Subject Company)

                                BAAN COMPANY N.V.
                        (Name of Person Filing Statement)

                   COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (Title of Class of Securities)

                                    N08044104
                      (CUSIP Number of Class of Securities)
                           ---------------------------

                                  James C. Bays
                                Baan Company N.V.
                            Baron van Nagellstraat 89
                                3771 LK Barneveld
                                 The Netherlands
                               011-31-342-42-8888
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 With copies to:

     Michael Sommer, Esq.                       Robert B. Schumer, Esq.
      Baan Company N.V.                          John C. Kennedy, Esq.
   2191 Fox Mill Road, Suite 500        Paul, Weiss, Rifkind, Wharton & Garrison
     Herndon, Virginia 20171                     1285 Avenue of the Americas
        (703) 234-6000                         New York, New York 10019-6064
                                                      (212) 373-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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         The purpose of this amendment is to file additional exhibits to the
Schedule 14D-9 filed on June 14, 2000.

Item 9.  Exhibits.

         (a)(1)*           Letter to Shareholders dated June 14, 2000.

         (a)(2)* Press Release dated May 31, 2000 (incorporated by reference to the Company's Current Report on Form 6-K, dated June 6, 2000).

         (b)(1)* Offer Agreement, dated as of May 31, 2000, by and between Parent and the Company (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(2)* Assignment and Assumption Agreement, dated as of June 2, 2000 by and among Parent, Offeror and certain other parties (incorporated by reference to the Schedule TO).

         (b)(3)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Mr. Jan Baan (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(4)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Stichting Oikonomos (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9,
                           2000).

         (b)(5)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Vanenburg Group B.V. and Amendment Agreement, dated as of June 2, 2000, by and between the same parties (incorporated by reference to Parent's Statement of Beneficial Ownership on
                           Schedule 13D, dated June 9, 2000).

         (b)(6)* Share Purchase Agreement, dated as of May 31, 2000, by and among Parent and General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P. and GAP Coinvestment Partners, L.P. (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(7)* Termination and Standstill Agreement, dated as of May 29, 2000, by and between the Company and Fletcher International Limited (incorporated by reference to Parent's Statement of Beneficial Ownership on
                           Schedule 13D, dated June 9, 2000).

         (b)(8)* Assignment and Assumption Agreement, dated as of May 31, 2000, by and between the Company and Parent (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9,
                           2000).

         (c)(1)* Share Rights Agreement, dated as of December 31, 1998, between the Company and Fletcher (incorporated by reference to the Company's Annual Report on Form 20-F with respect to the year ended December 31,
                           1998).

         (c)(2)* Amendment to the Share Rights Agreement, dated as of November 24, 1999, between the Company and Fletcher.

         (d)*              Fairness opinion of Lazard, dated May 30, 2000.

         (e)* Shareholders' Informational Meeting Materials, dated June 14, 2000 (incorporated by reference to the Company's Statement on Schedule 14D-9, dated June 9,
                           2000).

         (f)* Script for Extraordinary General Meeting of Shareholders, held on June 29, 2000.

         (g)* Slides used in the Company's presentation made at the Extraordinary General Meeting of Shareholders on June 29, 2000.

         (h)*              Letter from the Company to its employees, dated July
                           14, 2000.

         (i)* Text of an advertisement to be run beginning July 15, 2000 (English translation).

         (j)*              Press Release, dated July 17, 2000.

         (k)*              Letter from the Company to its employees, dated July
                           18, 2000.

         (l)*              Letter from the Company to its shareholders, dated
                           July 19, 2000.

         (m)* Form of letter from the Company to its customers, sent beginning July 20, 2000.

         (n)* Asset Purchase Agreement and Offer Amendment, dated as of July 26, 2000, by and among the Company, Baan Software B.V., Offeror and Parent (incorporated by reference to Exhibit (d)(i) in Parent's Amendment No. 15 to its Schedule TO and Exhibit I in Amendment No. 14 to its Statement of Beneficial Ownership on
                           Schedule 13D, dated July 26, 2000).

         (o)* Interim Management Services Agreement, dated as of July 26, 2000, by and between the Company and Offeror (incorporated by reference to Exhibit (d)(ii) in Parent's Amendment No. 15 to its Schedule TO and Exhibit J in Amendment No. 14 to its Statement of Beneficial Ownership on Schedule 13D, dated July 26,
                           2000).

         (p)* Revolving Credit Agreement, dated as of July 26, 2000, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit (d)(iii) in Parent's Amendment No. 15 to its Schedule TO and Exhibit K in Amendment No. 14 to its Statement of Beneficial Ownership on Schedule 13D, dated July 26,
                           2000).

         (q)*              Fairness opinion of Lazard, dated July 26, 2000.

         (r)** Shareholder packet delivered to shareholders on August 3, 2000, relating to the Extraordinary General Meeting of Shareholders to be held on August 18, 2000.

         (s)* Text of an advertisement run beginning on August 3, 2000, relating to the Extraordinary General Meeting of Shareholders to be held on August 18, 2000.

         (t)* Press release, dated August 3, 2000, relating to the Extraordinary General Meeting of Shareholders to be held on August 18, 2000.

         (u)** Script used at the Extraordinary General Meeting of Shareholders held on August 18, 2000.

         (v)** Slides used in the Company's presentation made at the Extraordinary General Meeting of Shareholders on August 18, 2000.

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*        Filed previously
**       Filed herewith

                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                         BAAN COMPANY N.V.


                         By:  /s/ James C. Bays
                              ----------------------------------------------
                              Name:   James C. Bays
                              Title:  Member, Supervisory Board of Directors

Dated:   August 18, 2000